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VIA EDGAR AND HAND DELIVERY

Mr. Andrew Schoeffler

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Goodman Global, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 13, 2006

(File No. 333-131597)

Dear Mr. Schoeffler:

On behalf of our client, Goodman Global, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 17, 2006, with respect to the Registrant’s above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on March 13, 2006 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) revised to reflect changes prompted by your comments. Amendment No. 2 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 2, three of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Risk Factors, page 10

1.	We read your response to comment 11 of our letter dated March 1, 2006 and reissue this comment as it applies to risk factors 11, 13 and 15. In this regard, we note that these risk factors do not clearly explain how the risk specifically applies to your company. For example, disclose the aspects for your business that you discuss in your response to support the position that these particular risk factors are material to your company.

March 20, 2006

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to pages 14 and 15 of Amendment No. 2.

Significant increases in the cost of raw materials and components…. page 11

2.	We read your response to comment 13 of our letter dated March 1, 2006. Please explain how the supply interruption impacted your business.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 11 of Amendment No. 2.

Our business operations could be significantly disrupted…. page 14

3.	We read your response to comment 17 of our letter dated March 1, 2006. Please revise this risk factor to disclose the first three sentences of your response.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 14 of Amendment No. 2.

Certain beneficial owners of our voting securities may be required to file…. page 21

4.	Please identify those beneficial owners of your voting securities that have filed or are required to file an application with the Florida insurance authorities, and whether those applications were or will be filed in a timely manner. Please also disclose whether your company or any beneficial owner is under investigation by the Florida insurance authorities.

Response: The Registrant has revised its disclosure to name the beneficial owners of our voting securities that have filed or are required to file an application with the Florida insurance authorities. Please refer to pages 59 and 60 of Amendment No. 2. The disclosure on pages 21, 59 and 60 is intended to inform prospective purchasers of our voting shares of the requirement to file an application for regulatory approval by the Florida Office of Insurance Regulation pursuant to Section 628.4615, Florida Statutes, if the purchase equals or exceeds 10% of our voting securities. An application is only required to be filed if a person subscribes to or purchases 10% or more of our voting shares. At this point, we do not know whether or to what extent any other persons intend to subscribe to or purchase 10% or more of our voting shares as part of the intended offering. In the event that a person does subscribe to or purchase 10% or more of our voting shares, it is the purchaser’s responsibility to file an application with the Office of Insurance Regulation. We cannot ensure that purchasers of our voting securities will file an application with the Florida Office of Insurance Regulation in a timely manner. Of the current beneficial owners of our voting securities, Frio Holdings LLC and certain of the Goodman family trusts have filed applications with the Florida insurance authorities in connection with prior transactions. Although those applications were not timely made, they were subsequently approved, and we are currently in good standing with the Florida Office of Insurance Regulation. Neither we nor, to our knowledge, any of our beneficial owners are under investigation by the Florida Office of Insurance Regulation.

March 20, 2006

5.	Please describe in greater detail the risks to investors.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 21 of Amendment No. 2.

Option grants in 2005, page 69

6.	We read your response to comment 40 of our letter dated March 1, 2006. Your table should include a footnote that explains the valuation method that you have elected to use to calculate the potential realizable value. It appears that you will use the public offering price. Please revise accordingly. Refer to interpretation J.17. of the Manual of Publicly Available Telephone Interpretations, dated July 1997, which is available on our website at www.sec.gov.

Response: The Registrant has revised footnote (3) to the referenced table to make it clear that the potential realizable value of the options is based off of the exercise price per share. Please refer to page 69 of Amendment No. 2.

Principal and selling shareholders, page 76

7.	We read your response to comment 43 of our letter dated March 1, 2006 and reissue clause (i) of our comment as it does not appear that you have provided the requested information. Refer to Interpretation 4.S. of the Regulation S-K section of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to pages 76-78 of Amendment No. 2.

8.	We note the disclosure in footnotes (2) through (6). Please advise us as to the basis for disclosing these selling stockholders on a group basis. Please refer to interpretation I.59. of the Manual of Publicly Available Telephone Interpretations, dated July 1997, which is available on our website at www.sec.gov.

Response: The Registrant has revised its disclosure to disclose the selling stockholders on an individual basis. Please refer to pages 76-78 of Amendment No. 2.

* * * * *

March 20, 2006

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1894.

Best regards

/s/ Ian Schuman
Ian Schuman of LATHAM & WATKINS LLP

Enclosures

cc:	Ben Campbell

Greg Ezring

Raymond Lin